                            [PetroChina's Letterhead]

                                                               February 15, 2007
Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546


RE:      PETROCHINA COMPANY LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED JUNE 20, 2006
         FORM 6-K FILED JUNE 30, 2005
         FILE NO. 001-15006

Dear Ms. Blye:

     I refer to your letter to Mr Chen Geng, dated August 18, 2006, relating to PetroChina Company Limited's ("PetroChina") Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the "Commission") on June 20, 2006 and Current Report on Form 6-K, submitted to the Commission on June 30, 2005. We apologize for the delay in responding to your letter, but due to technical difficulties, we and our counsel only received a copy on January 26, 2007.

     Our responses to the Staff's additional comments are as follows (the numbered paragraphs below correspond to the paragraphs of the Staff's comment letter, which have been retyped below in bold for your ease of reference).

1. YOU STATE THAT YOU ACCOUNT FOR CHINA NATIONAL UNITED OIL CORPORATION ("CHINA OIL") ON THE EQUITY BASIS IN YOUR CONSOLIDATED FINANCIAL STATEMENTS. PLEASE TELL US THE NATURE OF YOUR AFFILIATED RELATIONSHIP WITH CHINA OIL, INCLUDING THE PERCENTAGE OF VOTING SHARES HELD BY YOU AND ANY CONTROL YOU EXERCISE THROUGH DIRECTORSHIPS OR SHARED SENIOR MANAGEMENT.

Response: PetroChina holds 70% of the voting shares of China Oil and has the right to appoint five out of China Oil's seven directors. SinoChem Corporation ("SinoChem"), which is not related to PetroChina, holds 30% of the voting shares and has the right to appoint the remaining two directors. One of China Oil's directors appointed by PetroChina is also a director and officer of PetroChina. PetroChina and China Oil do not share any other senior management. As described below, PetroChina does not have unilateral control over China Oil and therefore accounts for it on the equity basis:

     o Certain important corporate decisions require unanimous shareholder approval. For example, unanimity is required to pass resolutions approving distributions of dividends, amendments to the articles of association, mergers and divisions, and changes to registered capital. Therefore, PetroChina cannot unilaterally decide on such matters without SinoChem's consent and SinoChem can effectively limit PetroChina's ability to obtain benefits from China Oil.

     o Directors appointed by SinoChem can block actions of China Oil's board of directors. The articles of association of China Oil provide that a quorum of the board of directors consists of directors appointed by both SinoChem and PetroChina. Therefore, SinoChem can effectively block actions of the board of directors by refusing to attend board meetings.

     o SinoChem, through its appointed directors, has the right to participate in the decision-making regarding certain important corporate matters, including operating and investing plans, annual budgets, profit distributions, company structure and organization, and the appointment and dismissal of members of senior management.

     Having considered the facts above, PetroChina believes that it cannot and does not unilaterally control China Oil as set forth under both International Accounting Standards 27 "Consolidated and Separate Financial Statements" and EITF Issue No. 96-16. In the absence of unilateral control, PetroChina accounts for China Oil on the equity basis in accordance with International Accounting Standards 31 "Interests in Joint Ventures."

2. YOU INDICATE THAT THE REVENUES GENERATED FROM YOUR INDIRECT CONTACT WITH CHINA OIL ARE NOT MATERIAL TO YOUR FINANCIAL PERFORMANCE. PLEASE QUANTIFY THE REVENUES YOU RECOGNIZE THAT ARE ATTRIBUTED TO CHINA OIL, AND ADVISE US WHETHER YOU MAINTAIN A FINANCIAL BARRIER BETWEEN YOU AND CHINA OIL'S SUDANESE OPERATIONS OR OTHERWISE HAVE TAKEN STEPS TO ENSURE THAT YOUR REVENUES FROM CHINA OIL ARE DERIVED ONLY FROM THAT AFFILIATE'S NON-SUDANESE OPERATIONS.

Response: For the years ended December 31, 2003, 2004 and 2005, PetroChina's investment income (which is reflected under income from equity affiliates in PetroChina's income statement included in its Annual Report on Form 20-F) attributable to China Oil amounted to RMB154.1 million, RMB95.9 million and RMB129.8 million, respectively, representing approximately 0.2%, 0.09% and 0.09% of PetroChina's net income, respectively. Such investment income is therefore not material to PetroChina. PetroChina does not maintain a financial barrier between itself and China Oil and has not taken any other steps to ensure that its investment income is derived only from China Oil's non-Sudanese operations.

3. ADVISE US WHETHER THE SALE OF SUDANESE OIL BY CHINA OIL CONFORMS WITH THE CARVE-OUT OF SUDANESE OPERATIONS AS SET FORTH IN SECTION 2C OF THE FORM 6-K AND THE DEFINITIONS OF "BUSINESSES" AND "SPECIFIED AREAS" IN THE FORM 6-K.

Response: The circular attached to the Form 6-K describes the acquisition of certain assets by PetroChina from its affiliate, China National Oil and Gas Exploration and Development Corporation ("CNODC"). Please note that CNODC was and is a separate entity from China National United Oil Company (defined herein as "China Oil") and PetroChina owned its equity interest in China Oil prior to the transaction described in the Form 6-K. Accordingly, the carve-out of Sudanese operations set forth in Section 2C of the Form 6-K has no relation to the sale of Sudanese oil by China Oil. In addition, the definition of "Businesses" in the Form 6-K relates to assets of CNODC, not China Oil, and therefore does not include the sale of Sudanese oil by China Oil. Likewise, the definition of "Specific Areas" in the Form 6-K is used in relation to businesses of CNODC and not to businesses of China Oil.

4. YOU STATE THAT YOU DO NO KNOW WHETHER ANY DIVIDENDS, LOANS OR PAYMENTS TO CNPC HAVE BEEN USED TO FUND OPERATIONS IN IRAN, SYRIA OR SUDAN. IT APPEARS, THEREFORE, THAT FINANCIAL TRANSFERS TO YOUR CONTROLLING SHAREHOLDER MAY FUND OPERATIONS IN COUNTRIES IDENTIFIED AS TERRORIST-SPONSORING STATES BY THE U.S. STATE DEPARTMENT. PLEASE EXPAND YOUR MATERIALITY ANALYSIS TO TAKE INTO ACCOUNT SUCH INDIRECT CONTACTS.

Response: In our materiality analysis we have taken into account the possibility that dividends paid to CNPC by PetroChina could be used to fund CNPC's operations in countries identified as terrorist-sponsoring states by the U.S. State Department. As described in our response to Question 5 below, PetroChina continues to believe that CNPCs operations in such countries has not had an adverse impact on PetroChina's business reputation or share value.

5. YOU STATE THAT YOU BELIEVE THAT NEITHER YOUR INDIRECT CONTACTS WITH SUDAN NOR CNPC'S OPERATIONS IN IRAN, SYRIA AND SUDAN HAVE HAD ANY ADVERSE IMPACT ON YOUR BUSINESS REPUTATION OR SHARE VALUE. PLEASE DISCUSS THE PRINCIPAL FACTORS UNDERLYING YOUR BELIEF. IN THIS REGARD, WE NOTE PUBLISHED REPORTS THAT CERTAIN INSTITUTIONAL INVESTORS, INCLUDING HARVARD UNIVERSITY, STANFORD UNIVERSITY AND THE CALIFORNIA STATE TEACHERS' RETIREMENT SYSTEM, HAVE DECIDED TO DIVEST YOUR SECURITIES DUE TO YOUR TIES TO SUDAN AND CNPC'S ACTIVITIES IN SUDAN AND OTHER TERRORIST-SPONSORING STATES.

Response: Notwithstanding the published reports you refer to in your letter, PetroChina believes that neither its indirect contacts with Sudan nor CNPC's operations in Syria have had an adverse impact on its business reputation or share value. The principal factors underlying this belief are set forth below:

     o As of February 6, 2007, PetroChina's share price had increased over 800% since its initial public offering and dual listing on The New York Stock Exchange and The Stock Exchange of Hong Kong Limited in April 2000.

     o PetroChina believes the divestments of its securities referred to above are isolated incidents that are not representatives of the overall investment climate and PetroChina's reputation among investors.

     o PetroChina believes its investors understand that it has no control over how dividends that it pays to its shareholders are ultimately used and will therefore not consider CNPC's activities in Sudan and other countries to have an impact on PetroChina's business reputation or share value.

     o PetroChina derives only immaterial revenues from its indirect contacts with Sudan.

     Please do not hesitate to contact me if you have additional questions or require additional information.


                                                     Very truly yours,



                                                     /s/ Li Huaiqi
                                                     -------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary

cc:    James Lopez
       Roger Schwall
       Division of Corporation Finance
       Securities and Exchange Commission